Filed pursuant to Rule 433
Registration No. 333-130036

Final Term Sheet dated December 6, 2005
29,800,000 Units

XL Capital Ltd
7.0% Equity Security Units

Security	Each unit will have a stated amount of $25, consisting of a purchase contract for a number of ordinary shares for $25 and a 1/40, or 2.5%, interest in a $1,000 senior note.

Option to purchase additional units	None.

Contract adjustment payments	Payable on a quarterly basis (on February 15, May 15, August 15 and
November 15, beginning February 15, 2006) at the annual rate of 1.75% of the stated amount of $25, subject to our right to defer such payment as specified in the prospectus supplement.

Senior notes	The 5.25% Senior Notes due 2011 will initially pay interest at the annual rate of 5.25% quarterly in arrears on each February 15, May 15, August 15 and
November 15, commencing on February 15, 2006; following the stock purchase date, interest on the senior notes shall be payable semi-annually in arrears on February 15 and August 15 of each year.

Initial price to public	$25.00 per unit.

Trade date	December 6, 2005.

Settlement date	December 9, 2005.

Estimated net proceeds to XL Capital
from this offering	Approximately $722,650,000, before offering expenses.

Concurrent offering	33,846,000 ordinary shares, plus an option to purchase an additional
5,076,900 ordinary shares.

Reference price	$65.00. The last reported NYSE sale price of our ordinary shares on
December 6, 2005 was $65.65.

Threshold appreciation price	$80.60, which is 124% of the reference price.

Settlement	On February 15, 2009:

• If ordinary share price is equal to or greater than $80.60, then the settlement rate will be 0.3102 ordinary shares per purchase contract

• If ordinary share price is less than $80.60 but greater than $65.00, the settlement rate will be equal to $25 divided by the applicable

• market value of the ordinary shares per purchase contract.

• If ordinary share price is less than or equal to $65.00, the settlement rate will be 0.3846 ordinary shares per purchase contract

Early settlement rate	0.3102 ordinary shares for each unit early settled or if we have previously fixed the settlement rate as a result of an accounting event, a number of ordinary shares equal to the fixed accounting event settlement rate for each unit early settled.

CUSIP	G98255121.

XL Capital Ltd has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents XL Capital Ltd has filed with the SEC for more complete information about XL Capital Ltd and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, XL Capital Ltd, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526 or 1-800-248-3580.